                                                                                                        Exhibit 12

                                               TAUBMAN CENTERS, INC.

       Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions
                                           (in thousands, except ratios)

                                                                                 Three Months Ended March 31
                                                                                 ---------------------------
                                                                                 2001                  2000
                                                                                 ----                  ----

Net Earnings from Continuing Operations                                    $      13,736         $      16,827

   Add back:
       Fixed charges                                                              36,105                28,663
       Amortization of previously capitalized interest (1)                           534                   550

    Deduct:
       Capitalized interest (1)                                                  (10,309)               (5,414)
                                                                           -------------         -------------

Earnings Available for Fixed Charges
  and Preferred Dividends and Distributions                                $      40,066         $      40,626
                                                                           =============         =============

Fixed Charges
    Interest expense                                                       $      15,191         $      13,166
    Capitalized interest                                                           8,177                 4,596
    Interest portion of rent expense                                                 727                   983
    Proportionate share of Unconsolidated Joint
      Ventures' fixed charges                                                     12,010                 9,918
                                                                           -------------         -------------
       Total Fixed Charges                                                 $      36,105         $      28,663
                                                                           -------------         -------------

Preferred Dividends and Distributions                                              6,400                 6,400
                                                                           -------------         -------------

    Total Fixed Charges and Preferred
      Dividends and Distributions                                          $      42,505         $      35,063
                                                                           =============         =============

Ratio of Earnings to Fixed Charges and
  Preferred Dividends and Distributions                                              0.9 (2)               1.2

(1)      Amounts include TRG's pro rata share of capitalized  interest and  amortization of previously  capitalized interest of the Unconsolidated Joint Ventures.
(2)      Earnings  available for fixed charges and preferred  dividends and  distributions  are less than the total of fixed charges and preferred dividends and distributions by approximately $2.4 million.